Exhibit 99.1

Wah Fu Education Group Ltd. to Hold Annual General Meeting on January 10, 2025

Beijing, China, December 12, 2024 — Wah Fu Education Group Ltd. (NASDAQ: WAFU, the “Company”) today announced that it will hold its Annual General Meeting (“AGM”), which will be held at L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street Xicheng District, Beijing, China 100088, at 10:30 AM, Beijing Time, on January 10, 2025.

Holders of record of the Company’s ordinary shares of par value US $0.01 each on the close of business on December 12, 2024, Eastern Standard Time (the “Record Date”) or their proxy holders are entitled to vote at the AGM or any adjournment or postponements thereof. Each holder of ordinary shares has one (1) vote for each ordinary share held as of the close of business on the Record Date.

Under the existing memorandum and articles of association of the Company, a resolution of shareholders may be passed by the affirmative vote of a majority of in excess of 50% of the votes of the shares entitled to vote thereon which were present at the meeting and were voted.

The Company proposes to amend and restate the existing memorandum and articles of association currently registered with the Registry of Corporate Affairs in the British Virgin Islands to adopt a dual-class share structure (the “Dual-class Share Structure”), pursuant to which the Company will create a new class of shares of class A shares of US$0.01 par value each (the “Class A Shares”), with each ordinary share of US$0.01 par value each (the “Ordinary Shares”) being entitled to one (1) vote and each Class A Share being entitled to fifteen (15) votes on all matters subject to vote at general meetings of the Company.

In connection with the Dual-class Share Structure, the Company proposes to:

(a)     create a new class of shares and change the maximum number of shares that the Company is authorised to issue from 30,000,000 ordinary shares of US$0.01 par value each to 600,000,000 shares divided into 500,000,000 Ordinary Shares with a par value of US$0.01 each and 100,000,000 Class A Shares with a par value of US$0.01 each (the “Change in Authorised Shares”);

(b)    amend and restate its existing memorandum and articles of association registered with the Registrar or Corporate Affairs in the British Virgin Islands to include, amongst other things:

(i)     the creation of a new class of Class A Shares with each Class A Share being entitled to fifteen (15) votes on all matters subject to vote at general meetings of the Company;

(ii)    the following provision: “Notwithstanding any other provision of these Articles, each Class A Share shall be automatically converted into an Ordinary Share immediately upon the holders of Class A Shares in aggregate beneficially owning less than 74,400 Class A Shares, which is equivalent to 5% of the total issued and outstanding Class A Shares as of the date of registration of these Memorandum and Articles.”;

(iii)   an amendment to clause 8 of the memorandum of association to change the number of votes required to consent to a variation of class rights from a majority of the issued shares in that class to two-thirds of the issued shares in that class; and

(iv)   certain amendments to clarify the process for circulating notices to shareholders under the memorandum and articles of association and deemed dates of receipt.

(c)     subject to approval of the foregoing resolutions, redeem 1,488,000 Ordinary Shares held by HFGFR Inc. as at the date of this proxy statement and reissue such Ordinary Shares as 1,488,000 Class A Shares to HFGFR Inc.

Each proposed resolution is conditional upon the others being passed so no one resolution can be passed alone.

The notice of the AGM sets forth the resolutions to be submitted to shareholders of the Company for approval and other relevant information regarding the AGM, the proposed Dual-class Share Structure and how to vote ordinary shares or direct Deutsche Bank Trust Company Americas to vote the ordinary shares represented by the ADSs at the AGM. Shareholders may obtain a copy of the Company’s annual report on Form 20-F, free of charge on the Company’s Investor Relations website at www.edu-edu.cn, or on the website of U.S. Securities and Exchange Commission at http://www.sec.gov. Physical copies of the annual report on Form 20-F can be provided to shareholders of the Company without charge by emailing Wah Fu Education Group Ltd., at ir@edu-edu.com.cn or by writing to:

L207b, Hesheng Fortune Plaza
No.13 Deshengmenwai Street
Xicheng District, Beijing, China 100088
Attention: Raincy Du

INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE MATERIALS FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE DUAL-CLASS SHARE STRUCTURE AND RELATED MATTERS.

About Wah Fu Education Group Ltd.

Since its establishment in 1999, Wah Fu Education Group Ltd. (“Wah Fu”) has been committed to providing customized and diversified education solutions for the development of students, institutions and universities. Wah Fu continues to innovate in self-taught examinations for higher academic degrees, information application in adult education, non-degree training and other online educational programs. Wah Fu has become one of the most influential brand of distance education for adults in China. For more information about Wah Fu, please visit www.edu-edu.cn.

Investor Relations Contact

For Wah Fu:

Raincy Du
ir@edu-edu.com.cn

Investor Relations:

Haining Wang
Fair Consulting LLC
Email: info@fairconsulting.com
Phone: +1-646-752-9774(US) /+86-136-8536-8593(China)